Exhibit 16.1

Tel: 714-957-3200 Fax: 714-957-1080 www.bdo.com	600 Anton Boulevard, Suite 500 Costa Mesa, CA 92626

April 6, 2023

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 31, 2023, to be filed by our former client, American Vanguard Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.